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                                  May 24, 2001


VIA FACSIMILE AND EDGAR
-----------------------

U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Barbara C. Jacobs
            Mail Stop 4-6

Re: Palm, Inc. Withdrawal of Registration Statement on Form S-4 (File No. 333-58444)

Ladies and Gentlemen:

     Please be advised that pursuant to Rule 477 under the Securities Act of 1933, as amended, Palm, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") withdraw the Company's Registration Statement on Form S-4 filed with the Commission on April 6, 2001 (File No. 333-58444) (the "Form S-4"), together with all exhibits thereto filed with the Commission on April 6, 2001. The Form S-4 is being withdrawn due to the fact that the Company has concluded that it is not in the best interest of the Company's stockholders to proceed with the transactions described in the Form S-
4. The Company further advises the Commission that no shares of common stock sought to be registered pursuant to the Form S-4 have been sold.

     Please provide the Company (attention Steven Yu) with a facsimile copy of the order consenting to the withdrawal of the Form S-4 as soon as it is available. The facsimile number of the Company is (408) 326-6097.

                                                Very truly yours,

                                                Palm, Inc.

                                                /s/ Judy Bruner

                                                Judy Bruner
                                                Senior Vice President and Chief
                                                Financial Officer

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